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                                                       Exhibit 99(a)(17)

FOR IMMEDIATE RELEASE

      JITNEY-JUNGLE OBTAINS FTC APPROVAL AND PLACES $200 MILLION SENIOR
         SUBORDINATED NOTES IN CONNECTION WITH DELCHAMPS ACQUISITION

         Jackson, Mississippi, September 11, 1997. Jitney-Jungle Stores of America, Inc. announced today that it has reached an agreement with the Federal Trade Commission that will permit Jitney-Jungle to complete its proposed acquisition of Delchamps, Inc. (NASDAQ NMS:DLCH) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The FTC accepted for public comment the previously announced agreement containing consent order and granted early termination of the Hart-Scott waiting period.

            In addition, Jitney-Jungle announced that it has entered into a definitive purchase agreement under which Jitney-Jungle expects to issue $200 million principal amount of 10-3/8% Senior Subordinated Notes due 2007 in a Rule 144A private placement. The net proceeds from the offering will be used to fund a portion of the purchase price of Jitney-Jungle's proposed acquisition of Delchamps and related transactions. As previously announced, Jitney-Jungle and Delchamps have entered into a merger agreement under which Jitney-Jungle's subsidiary, Delta Acquisition Corporation, has commenced a $30 per share cash tender offer for all outstanding shares of Delchamps which will expire at 5:00 p.m., New York City time, on September 12, 1997, unless extended.

                The closing of the offering of the 10-3/8% Senior Subordinated Notes is subject to customary terms and conditions for transactions of this type, including the successful completion of the tender
offer for Delchamps shares.   When issued, the 10-3/8% Senior Subordinated
Notes will be guaranteed by Jitney-Jungle's subsidiaries, including Delchamps upon successful consummation of the tender offer. The 10-3/8% Senior Subordinated Notes will not be registered under the Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act of 1933 and applicable state securities laws or available exemptions from registration requirements.

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FOR FURTHER INFORMATION CONTACT:

Jitney-Jungle Stores of America, Inc.:
Michael E. Julian, President and Chief Executive Officer
(601) 346-2116

MacKenzie Partners, Inc.:
Grace M. Protos
(212) 929-5500